

Mail Stop 4631

June 10, 2010

Mr. Robert F. Hull, Jr.
Lowe's Companies, Inc.
1000 Lowe's Blvd.
Mooresville, NC 28117

> **RE:** **Lowe's Companies, Inc.**
> **Form 10-K for the fiscal year ended January 29, 2010**
> **Filed March 30, 2010**
> **File # 1-7898**

Dear Mr. Hull:

   We have reviewed your response letter dated May 26, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended January 29, 2010

Critical Accounting Policies and Estimates
Long-Lived Asset Impairment- Operating Stores

1. We note your response to our prior comment one, and your disclosures in your Form 10-Q for the period ended April 30, 2010. While we note your intentions regarding future disclosures for operating stores for which the undiscounted cash flows do not substantially exceed total net book value, please also revise future filings to address the following items:
    - Clarify that you evaluate stores for triggering events on a quarterly basis;
    - Clarify, to the extent material, whether there were any stores experiencing a triggering event; and
    - Disclose, if appropriate, that you determined the expected undiscounted cash flow of your operating store assets substantially exceeded their net book values.

Item 15 – Exhibits, Financial Statement Schedules, page 16

3. Exhibits, page 18

2. It appears that you have omitted the schedules and exhibits referenced in your Amended and Restated Credit Agreement dated June 15, 2007. Please file with your next Exchange Act report a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Board Meetings, Committees of the Board and Board Leadership Structure, page 10
Board Leadership Structure, page 10

3. In future filings, please disclose the effect, if any, that the board's role in risk oversight has on your board's leadership structure. See Item 407(h) of Regulation S-K.

Executive Officer Compensation, page 16
Analysis of the "Market," page 18

4. We note your disclosure that your executive compensation program "is intended to provide total annual compensation at the median of companies of similar size and complexity when the [you] meet [your] financial performance goals." We also note your disclosure on page 19 that "total target compensation opportunities for all the executives other than Mr. Niblock were within market levels." In future filings, please indicate where actual total annual compensation amounts fall relative to benchmarked levels. In addition, to the extent amounts fall significantly above or below those targeted amounts, please discuss the reasons for such variance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3689. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant